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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                           For the month of May 2002

                             ---------------------

                       FRESENIUS MEDICAL CARE CORPORATION
                (Translation of registrant's name into English)

                             ELSE-KRONER STRASSE 1
                               61346 BAD HOMBURG
                                    GERMANY
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F  [X]                               Form 40-F  [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  [ ]                                     No  [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           FRESENIUS MEDICAL CARE AG

                               TABLE OF CONTENTS


                                                             PAGE
                                                             ----
                           PART I
                   FINANCIAL INFORMATION
  ITEM 1
  FINANCIAL STATEMENTS
  Condensed Consolidated Statements of Earnings.............       1
  Condensed Consolidated Balance Sheets.....................       2
  Condensed Consolidated Statements of Cash Flows...........       3
  Condensed Consolidated Statement of Shareholders'
     Equity.................................................       4
  Notes to Condensed Consolidated Financial Statements......       5
  ITEM 2
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
     CONDITION AND RESULTS OF OPERATIONS....................      25
  ITEM 3
  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
     RISK...................................................      38
                          PART II
                     OTHER INFORMATION
  ITEM 1
  LEGAL PROCEEDINGS.........................................      40
  ITEM 5
  OTHER INFORMATION.........................................      43
  ITEM 6
  EXHIBITS AND REPORTS ON FORMS 8-K/6-K.....................      43
  (a) Exhibits..............................................      43
  (b) Reports on Form 8-K/6-K...............................      44
  SIGNATURES................................................      45


                                       (i)

                           FRESENIUS MEDICAL CARE AG

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 1
                              FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                 2002          2001
                                                              ----------    ----------
                                                                    (UNAUDITED)
Net revenue:
  Dialysis Care.............................................  $  881,176    $  849,984
  Dialysis Products.........................................     305,328       309,506
                                                              ----------    ----------
                                                               1,186,504     1,159,490
Costs of revenue:
  Dialysis Care.............................................     653,428       599,250
  Dialysis Products.........................................     155,754       170,460
                                                              ----------    ----------
                                                                 809,182       769,710
Gross profit................................................     377,322       389,780
Operating expenses:
  Selling, general and administrative.......................     194,118       224,499
  Research and development..................................       9,309         7,966
                                                              ----------    ----------
Operating income............................................     173,895       157,315
Other (income) expense:
  Interest income...........................................      (2,229)       (2,829)
  Interest expense..........................................      55,467        55,618
                                                              ----------    ----------
Income before income taxes and minority interest............     120,657       104,526
Income tax expense..........................................      44,588        49,692
Minority interest...........................................         860           327
                                                              ----------    ----------
Income before extraordinary item............................      75,209        54,507
Extraordinary loss on early redemption of trust preferred
  securities, net of tax benefit of $7,740..................      11,777            --
                                                              ----------    ----------
Net income..................................................  $   63,432    $   54,507
                                                              ==========    ==========
Basic and fully diluted income before extraordinary item per
  Ordinary share............................................  $     0.78    $     0.56
                                                              ==========    ==========
Basic and fully diluted income per Ordinary share...........  $     0.66    $     0.56
                                                              ==========    ==========
Basic and fully diluted income before extraordinary item per
  Preference share..........................................  $     0.79    $     0.58
                                                              ==========    ==========
Basic and fully diluted income per Preference share.........  $     0.67    $     0.58
                                                              ==========    ==========

See accompanying notes to unaudited condensed consolidated financial statements

                           FRESENIUS MEDICAL CARE AG

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                    AT MARCH 31, 2002 AND DECEMBER 31, 2001
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                 2002          2001
                                                              -----------   ----------
                                                              (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $   75,440    $   61,572
  Trade accounts receivable, less allowance for doubtful
    accounts of $142,247 in 2002 and $138,128 in 2001.......     828,636       884,727
  Accounts receivable from related parties..................      47,399        37,092
  Inventories...............................................     363,923       346,389
  Prepaid expenses and other current assets.................     226,919       222,135
  Deferred taxes............................................     219,567       227,214
                                                              ----------    ----------
      Total current assets..................................   1,761,884     1,779,129
Property, plant and equipment, net..........................     842,538       838,583
Intangible assets, net, excluding goodwill..................     562,012       576,301
Goodwill, net...............................................   3,089,499     3,105,722
Deferred taxes..............................................      48,589        35,192
Other assets................................................     180,021       181,083
                                                              ----------    ----------
      Total assets..........................................  $6,484,543    $6,516,010
                                                              ==========    ==========
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  205,564    $  198,287
  Accounts payable to related parties.......................      92,438        80,454
  Accrued expenses and other current liabilities............     373,081       409,047
  Accrual for special charge for Legal Matters..............     219,741       221,812
  Short-term borrowings.....................................     111,070        93,411
  Short-term borrowings from related parties................      14,588        15,005
  Current portion of long-term debt and capital lease
    obligations.............................................     159,978       164,959
  Income tax payable........................................     166,457       176,249
  Deferred taxes............................................      18,943        17,999
                                                              ----------    ----------
      Total current liabilities.............................   1,361,860     1,377,223
Long-term debt and capital lease obligations, less current
  portion...................................................   1,071,127       735,769
Other liabilities...........................................     124,835       123,845
Pension liabilities.........................................      62,089        70,582
Deferred taxes..............................................     149,785       142,846
Company-obligated mandatorily redeemable preferred
  securities of subsidiary Fresenius Medical Care Capital
  Trusts holding solely Company-guaranteed debentures of
  subsidiary................................................   1,064,910     1,428,768
Minority interest...........................................      20,801        20,233
                                                              ----------    ----------
      Total liabilities.....................................   3,855,407     3,899,266
Shareholders' equity:
Preference shares, no par, E2.56 nominal value, 53,597,700
  shares authorized, 26,184,802 issued and outstanding......      69,531        69,512
Ordinary shares, no par, E2.56 nominal value, 70,000,000
  shares authorized, issued and outstanding.................     229,494       229,494
Additional paid-in capital..................................   2,735,918     2,735,265
Retained earnings (deficit).................................       4,980       (58,452)
Accumulated other comprehensive loss........................    (410,787)     (359,075)
                                                              ----------    ----------
      Total shareholders' equity............................   2,629,136     2,616,744
                                                              ----------    ----------
      Total liabilities and shareholders' equity............  $6,484,543    $6,516,010
                                                              ==========    ==========

See accompanying notes to unaudited condensed consolidated financial statements

                           FRESENIUS MEDICAL CARE AG

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                2002        2001
                                                              ---------   ---------
                                                                   (UNAUDITED)
Operating Activities:
  Net income................................................  $  63,432   $  54,507
  Adjustments to reconcile net income to cash and cash
    equivalents provided by (used in) operating activities:
    Depreciation and amortization...........................     51,030      79,365
    Extraordinary loss on early redemption of trust
     preferred securities, net of tax.......................     11,777          --
    Change in deferred taxes, net...........................     11,562      (8,552)
    Loss (gain) on sale of fixed assets.....................        164        (648)
    Compensation expense related to stock options...........        354         661
  Changes in assets and liabilities, net of amounts from
    businesses acquired or disposed of:
    Trade accounts receivable, net..........................       (541)    (47,315)
    Inventories.............................................    (21,291)    (14,513)
    Prepaid expenses, other current and non-current
     assets.................................................    (21,014)     (6,594)
    Accounts receivable from/payable to related parties.....      1,496       3,802
    Accounts payable, accrued expenses and other current and
     non-current liabilities................................    (26,056)    (21,215)
    Income tax payable......................................       (429)     37,616
                                                              ---------   ---------
      Net cash provided by operating activities.............     70,484      77,114
                                                              ---------   ---------
Investing Activities:
  Purchases of property, plant and equipment................    (54,794)    (64,128)
  Proceeds from sale of property, plant and equipment.......      4,439       2,533
  Acquisitions and investments, net of cash acquired........     (8,962)   (117,348)
                                                              ---------   ---------
      Net cash used in investing activities.................    (59,317)   (178,943)
                                                              ---------   ---------
Financing Activities:
  Proceeds from short-term borrowings.......................     38,588      15,481
  Repayments of short-term borrowings.......................    (22,001)    (13,106)
  Proceeds from short-term borrowings from related
    parties.................................................     14,653      20,588
  Repayments of short-term borrowings from related
    parties.................................................    (15,000)     (1,459)
  Payments on obligation related to 1999 Settlement.........         --     (34,734)
  Proceeds from long-term debt..............................    377,561     304,545
  Principal payments of long-term debt and capital lease
    obligations.............................................    (46,237)   (175,260)
  Redemption of trust preferred securities..................   (376,200)         --
  Increase (decrease) of accounts receivable securitization
    program.................................................     28,076      (5,340)
  Proceeds from exercise of stock options...................        318         544
  Change in minority interest...............................        730         197
                                                              ---------   ---------
      Net cash provided by financing activities.............        488     111,456
                                                              ---------   ---------
Effect of exchange rate changes on cash and cash
  equivalents...............................................      2,213      (1,509)
                                                              ---------   ---------
Cash and Cash Equivalents:
  Net increase in cash and cash equivalents.................     13,868       8,118
  Cash and cash equivalents at beginning of period..........     61,572      64,577
                                                              ---------   ---------
  Cash and cash equivalents at end of period................  $  75,440   $  72,695
                                                              =========   =========

See accompanying notes to unaudited condensed consolidated financial statements

                           FRESENIUS MEDICAL CARE AG

            CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                   FOR THE THREE MONTHS ENDED MARCH 31, 2002
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                            ACCUMULATED OTHER
                                                                                                           COMPREHENSIVE LOSS
                                  PREFERENCE SHARES        ORDINARY SHARES                               -----------------------
                                 --------------------   ---------------------   ADDITIONAL   RETAINED      FOREIGN
                                 NUMBER OF    NO PAR    NUMBER OF     NO PAR     PAID IN     EARNINGS     CURRENCY     CASH FLOW
                                   SHARES      VALUE      SHARES      VALUE      CAPITAL     (DEFICIT)   TRANSLATION    HEDGES
                                 ----------   -------   ----------   --------   ----------   ---------   -----------   ---------
                                                                           (UNAUDITED)
BALANCE AT DECEMBER 31, 2001...  26,176,508   $69,512   70,000,000   $229,494   $2,735,265   $(58,452)    $(308,392)   $(50,683)
Proceeds from exercise of
 options.......................       8,294        19                                  299
Compensation expense related to
 stock options.................                                                        354
Comprehensive income (loss):
 Net income....................                                                                63,432
 Change in other comprehensive
   loss related to cash flow
   hedges......................                                                                                           1,204
 Foreign currency translation
   adjustment..................                                                                             (52,916)
Comprehensive
 Income:.......................
                                 ----------   -------   ----------   --------   ----------   --------     ---------    --------
BALANCE AT MARCH 31, 2002......  26,184,802   $69,531   70,000,000   $229,494   $2,735,918   $  4,980     $(361,308)   $(49,479)
                                 ==========   =======   ==========   ========   ==========   ========     =========    ========


                                   TOTAL
                                 ----------

BALANCE AT DECEMBER 31, 2001...  $2,616,744
Proceeds from exercise of
 options.......................         318
Compensation expense related to
 stock options.................         354
Comprehensive income (loss):
 Net income....................      63,432
 Change in other comprehensive
   loss related to cash flow
   hedges......................       1,204
 Foreign currency translation
   adjustment..................     (52,916)
Comprehensive
 Income:.......................      11,720
                                 ----------
BALANCE AT MARCH 31, 2002......  $2,629,136
                                 ==========


See accompanying notes to unaudited condensed consolidated financial statements

                           FRESENIUS MEDICAL CARE AG

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.  THE COMPANY AND BASIS OF PRESENTATION

  THE COMPANY

     Fresenius Medical Care AG ("FMC" or the "Company") is a German stock corporation (Aktiengesellschaft). The Company is primarily engaged in (i) providing kidney dialysis services, clinical laboratory testing and renal diagnostic services and (ii) manufacturing and distributing products and equipment for dialysis treatment.

BASIS OF PRESENTATION

  A)  BASIS OF CONSOLIDATION

     The condensed consolidated financial statements at March 31, 2002 and for the three month periods ended March 31, 2002 and 2001 in this report are unaudited and should be read in conjunction with the consolidated financial statements in the Company's 2001 Annual Report on Form 20-F. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

     The results of operations for the three-month period ended March 31, 2002 are not necessarily indicative of the results of operations for the fiscal year ending December 31, 2002.

  B)  CLASSIFICATIONS

     Certain items in prior years' unaudited condensed consolidated financial statements have been reclassified to conform with the current year's presentation.

2.  SPECIAL CHARGE FOR 1999 SETTLEMENT

     On January 18, 2000, Fresenius Medical Care Holdings, Inc. ("FMCH"), National Medical Care, Inc. ("NMC") and certain other affiliated companies executed definitive agreements with the United States Government to settle (i) matters concerning violations of federal laws then under investigation and (ii) National Medical Care, Inc.'s claims with respect to outstanding Medicare receivables for intradialytic parenteral nutrition therapy (collectively, the "Settlement"). In anticipation of the Settlement, the Company recorded a special pre-tax charge against its consolidated earnings in 1999 totaling $601,000 ($419,000 after tax).

     In 2001, FMCH made the final payments to the U.S. Government of $85,900 pursuant to the Settlement, of which $34,700 was paid in the first quarter of 2001. In addition, FMCH received a final payment of $5,200 in the first quarter of 2001 from the U.S. Government related to FMCH's claims for outstanding Medicare receivables. A letter of credit issued to the U.S. Government, purchased to secure the settlement payment obligation, was closed out with FMCH's last payment.

3.  SPECIAL CHARGE FOR LEGAL MATTERS

     In the fourth quarter of 2001, the Company recorded a $258,159 ($177,159 after tax) special charge to address 1996 merger-related legal matters, estimated liabilities and legal expenses arising in connection with the W.R. Grace Chapter 11 proceedings and the cost of resolving pending litigation and other disputes with certain commercial insurers (Note 12). The special charge was primarily comprised of three major components relating to (i) the W.R. Grace bankruptcy, (ii) litigation with commercial insurers and (iii) other legal matters.

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The Company assessed the extent of potential liabilities as a result of the W.R. Grace Chapter 11 proceedings (Note 12). The Company accrued $172,034 principally representing a provision for income taxes payable for the years prior to the 1996 merger for which the Company has been indemnified by W.R. Grace, but may ultimately be obligated to pay as a result of W.R. Grace's Chapter 11 filing. In addition, that amount included the costs of defending the Company in litigation arising out of W.R. Grace's Chapter 11 filing.

     The Company has entered into an agreement in principle with Aetna to establish a process for resolving its pending litigation (Note 12). The Company included in the special charge the amount of $55,489 to provide for settlement obligations, legal expenses and the resolution of disputed accounts receivable for Aetna and the other commercial litigants. If the Company is unable to settle the pending matters with any of the remaining commercial insurers, whether on the basis of the Aetna agreement in principle or otherwise, the Company believes that the remaining accrual reasonably estimates the costs and expenses associated with such litigation.

     The $30,636 remaining amount of the special charge was accrued mainly for
(i) assets and receivables that are impaired in connection with other legal matters and (ii) anticipated expenses associated with the continued defense and resolution of the legal matters.

     At March 31, 2002, there is a remaining balance of $219,741 for the accrual for special charge for legal matters. During the three months ended March 31, 2002, approximately $2,071 in payments were applied against the accrued special charge for legal matters.

4.  BUSINESS COMBINATIONS -- ADOPTION OF STATEMENT NO. 141

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.


     The Company adopted the provisions of SFAS No. 141 immediately and any goodwill and any intangible asset determined to have an indefinite useful life acquired in a business combination initiated or completed after June 30, 2001 is not amortized, but is evaluated for impairment. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 were amortized until the adoption of SFAS No. 142 on January 1, 2002 (Note 5).


5.  GOODWILL AND OTHER INTANGIBLE ASSETS -- ADOPTION OF STATEMENT NO. 142


     In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives will continue to be amortized over their respective estimated useful lives. The Company adopted the provisions of SFAS No. 142 effective January 1, 2002.



     The Company is currently estimating the impact of SFAS No. 142 with regard to impairment on the Company's financial statements, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle. Management does not believe that transitional impairment losses will be incurred.


     Had the Company determined amortization expense under SFAS No. 142 in 2001, the Company's income before extraordinary item and net income, adjusted to exclude amortization expense (including any

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

related tax effect) recognized in the three month period ended March 31, 2001 related to goodwill and intangible assets that are no longer being amortized, would have been increased to the amounts indicated below:

                                                              FOR THE THREE MONTHS
                                                                 ENDED MARCH 31,
                                                              ---------------------
                                                                2002        2001
                                                              ---------   ---------
Income before extraordinary item adjusted...................   $75,209     $81,926
Net income adjusted.........................................    63,432      81,926

     Reconciliation of net income to adjusted net income and earnings per share to adjusted earnings per share.

                                                              FOR THE THREE MONTHS
                                                                 ENDED MARCH 31,
                                                              ---------------------
                                                                2002        2001
                                                              ---------   ---------
Reported net income.........................................   $63,432     $54,507
Add back: Goodwill amortization.............................                22,972
Add back: Tradename amortization............................                   953
Add back: Assembled workforce amortization..................                 2,489
Add back: Other intangibles with indefinite useful lives
  amortization..............................................                 1,005
                                                               -------     -------
Adjusted net income.........................................   $63,432     $81,926
                                                               =======     =======

Basic and fully diluted income per Ordinary share:
  Reported net income.......................................   $  0.66     $  0.56
  Goodwill amortization.....................................                  0.24
  Tradename amortization....................................                  0.01
  Assembled workforce amortization..........................                  0.03
  Other intangibles with indefinite useful lives
     amortization...........................................                  0.01
                                                               -------     -------
  Adjusted net income.......................................   $  0.66     $  0.85
                                                               =======     =======

Basic and fully diluted income per Preference share:
  Reported net income.......................................   $  0.67     $  0.58
  Goodwill amortization.....................................                  0.24
  Tradename amortization....................................                  0.01
  Assembled workforce amortization..........................                  0.02
  Other intangibles with indefinite useful lives
     amortization...........................................                  0.01
                                                               -------     -------
  Adjusted net income.......................................   $  0.67     $  0.86
                                                               =======     =======

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

6.  REDEMPTION OF TRUST PREFERRED SECURITIES

     On February 14, 2002, FMC redeemed the entire $360,000 aggregate liquidation amount outstanding of its 9% Trust Preferred Securities due 2006, utilizing funds borrowed under FMC's senior credit facility. The terms of the securities, which were issued in 1996, provided for optional redemption commencing December 1, 2001 at a redemption price of 104.5% of the liquidation amount, plus distributions accrued to the redemption. On January 15, 2002, State Street Bank and Trust Company, as trustee, issued a redemption notice to security holders announcing that FMC had exercised its option to redeem and would redeem the securities on February 14, 2002 at a price of $1,045 per $1,000 liquidation amount plus accrued distributions of $18.25 per $1,000. An extraordinary loss of $11,777 was incurred as a result of the early redemption of debt, consisting of $16,200 of redemption premiums and $3,317 of write-off of associated debt issuance costs, net of a $7,740 tax benefit.

7.  ACQUISITIONS

     Through March 31, 2002, the Company had paid approximately $9,000 cash for acquisitions consisting primarily of dialysis clinics.

8.  INVENTORIES

     As of March 31, 2002 and December 31, 2001, inventories consisted of the following:

                                                              MARCH 31,   DECEMBER 31,
                                                                2002          2001
                                                              ---------   ------------
Raw materials and purchased components......................  $ 73,128      $ 67,415
Work in process.............................................    23,135        23,744
Finished goods..............................................   194,009       181,846
Health care supplies........................................    73,651        73,384
                                                              --------      --------
       Inventories..........................................  $363,923      $346,389
                                                              ========      ========

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

9.  INTANGIBLE ASSETS

     The gross carrying value and accumulated amortization of amortizable intangible assets are as follows:

                                              MARCH 31, 2002           DECEMBER 31, 2001
                                          -----------------------   -----------------------
                                           GROSS                     GROSS
                                          CARRYING   ACCUMULATED    CARRYING   ACCUMULATED
                                           AMOUNT    AMORTIZATION    AMOUNT    AMORTIZATION
                                          --------   ------------   --------   ------------
Subject to amortization.................  $240,905    $(166,819)    $241,192    $(157,173)
  Patient relationships.................    12,742      (10,405)      12,795      (10,275)
  Patents...............................     8,040       (4,175)       8,115       (4,004)
  Distribution rights...................   139,272      (59,796)     138,897      (56,004)
                                          --------    ---------     --------    ---------
  Other.................................   400,959     (241,195)     400,999     (227,456)
                                          --------    ---------     --------    ---------
Not subject to amortization
  Tradename.............................   252,009      (32,817)     252,595      (32,893)
  Management Contracts..................   204,964      (21,908)     204,964      (21,908)
                                          --------    ---------     --------    ---------
       Intangible assets................  $857,932    $(295,920)    $858,558    $(282,257)
                                          ========    =========     ========    =========


     Amortization expense for amortizable intangible assets at March 31, 2002 is estimated to be $35,778 for the remainder of 2002, $27,486 for 2003, $23,319 for 2004, $19,264 for 2005, and $12,194 for 2006.


10. SHAREHOLDERS' EQUITY

     During the three months ended March 31, 2002, 16,680 FMC Rollover Plan options were exercised by employees. In connection therewith, Fresenius AG transferred 5,560 Ordinary shares to employees and remitted approximately $59 to the Company. During the same period, no Rollover Plan options were canceled. These funds have been accounted for as a capital contribution within additional paid-in capital.

     During the three months ended March 31, 2002, 6,024 Preference shares were issued upon exercise of stock options under FMC 98 Plan 1. The $186 proceeds were accounted for as an increase in capital. Under FMC 98 Plan 2, 2,270 Preference shares were issued upon exercise of stock options. The $73 proceeds were accounted for as an increase in capital. During the same period, 5,710 stock options were cancelled under FMC 98 Plan 1 and none were cancelled under FMC 98 Plan 2.

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for each of the three-month periods ended March 31, 2002 and 2001.

                                                                   FOR THE THREE MONTHS
                                                                      ENDED MARCH 31,
                                                             ---------------------------------
                                                                  2002              2001
                                                             ---------------   ---------------
                                                                      (IN THOUSANDS,
                                                             EXCEPT SHARE AND PER SHARE DATA)
Numerators:
Income before extraordinary item...........................    $    75,209       $    54,507
less:
  Preference on Preference shares..........................            339               354
                                                               -----------       -----------
Income available to Preference shares only.................            339               354
Income available to all classes of shares before
  extraordinary loss.......................................    $    74,870       $    54,153
                                                               -----------       -----------
Extraordinary loss on early redemption of trust preferred
  securities, net of tax benefit of $7,740.................    $   (11,777)               --
Denominators:
Weighted average number of:
Ordinary shares outstanding................................     70,000,000        70,000,000
Preference shares outstanding..............................     26,176,604        25,894,569
                                                               -----------       -----------
Total weighted average shares outstanding..................     96,176,604        95,894,569
Potentially dilutive Preference shares.....................        254,459           335,643
                                                               -----------       -----------
Total weighted average shares outstanding assuming
  dilution.................................................     96,431,063        96,230,212
Total weighted average Preference shares outstanding
  assuming dilution........................................     26,431,063        26,230,212
Basic income per Ordinary share before extraordinary
  item.....................................................    $      0.78       $      0.56
Extraordinary loss.........................................          (0.12)               --
Plus preference per Preference share.......................           0.01              0.02
                                                               -----------       -----------
Basic income per Preference share before extraordinary
  loss.....................................................    $      0.79       $      0.58
                                                               ===========       ===========
Extraordinary loss.........................................    $     (0.12)               --
Fully diluted income per Ordinary share before
  extraordinary item.......................................    $      0.78       $      0.56
Extraordinary loss.........................................          (0.12)               --
Plus preference per Preference share assuming dilution.....           0.01              0.02
                                                               -----------       -----------
Fully diluted income per Preference share before
  extraordinary item.......................................    $      0.79       $      0.58
                                                               ===========       ===========
Extraordinary loss.........................................    $     (0.12)               --

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

11.  PENSION PLANS

     During the first quarter of 2002, the Company recorded a gain of approximately $13.1 million resulting from the curtailment of the Company's defined benefit and supplemental executive retirement plans. The Company has retained all employee pension obligations as of the closing date for the fully-vested and frozen benefits for all employees.

12.  COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

  COMMERCIAL LITIGATION

     The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the "Merger") dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-merger tax claims and other claims unrelated to NMC, which was Grace's dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC's operations. Proceedings have been brought against W.R. Grace & Co. and the Company by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., principally alleging that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act, and constituted a conspiracy. See the discussion of "Mesquita v. W.R. Grace and Company" below.

     Pre-merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the obligation of the Company. In particular, W.R. Grace & Co. ("Grace") has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the "Service"); that during those years Grace deducted approximately $122,100 in interest attributable to corporate owned life insurance ("COLI") policy loans; that Grace has paid $21,200 of tax and interest related to COLI deductions taken in tax years prior to 1993; and that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation. Subject to certain representations made by Grace, the Company and Fresenius AG, Grace and certain of its affiliates agreed to indemnify the Company against this or other pre-Merger or Merger related tax liabilities.

     Subsequent to the Merger, Grace was involved in a multi-step transaction involving Sealed Air Corporation (formerly known as Grace Holding, Inc. and former parent of W.R. Grace & Co.-Conn. after the Merger.). The Company is engaged in litigation with Sealed Air Corporation ("Sealed Air") to confirm the Company's entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims.

     Subsequent to the Sealed Air transaction, Grace and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. As a result of the Company's continuing observation and analysis of the Service's on-going audit of Grace's pre-Merger tax returns, the Sealed Air litigation and the Grace bankruptcy proceedings, and based on its current assessment of the potential impact of these matters on the Company, the Company recorded a pre-tax accrual of $172,034 at December 31, 2001 to reflect the Company's estimated exposure for liabilities and legal expenses related to the Grace bankruptcy. The Company intends to continue to pursue vigorously its rights to indemnification from Grace and its insurers and former and current affiliates, including Sealed Air, for all costs incurred by the Company relating to pre-Merger tax and Merger-related claims.

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     Since 1997, FMCH, NMC, and certain NMC subsidiaries have been engaged in litigation with Aetna Life Insurance Company and certain of its affiliates ("Aetna") concerning allegations of inappropriate billing practices for nutritional therapy and diagnostic and clinical laboratory tests and misrepresentations. In January 2002, FMCH entered into an agreement in principle with Aetna to establish a process for resolving these claims and the Company's counterclaims relating to overdue payments for services rendered by the Company to Aetna's beneficiaries.


     Other insurance companies have filed claims against FMCH, similar to those filed by Aetna, that seek unspecified damages and costs. The Company, FMCH, NMC and its subsidiaries believe that there are substantial defenses to the claims asserted, and intend to vigorously defend all lawsuits. The Company has filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments. Other private payors have contacted FMCH and may assert that NMC received excess payments and, similarly, may join the lawsuits or file their own lawsuit seeking reimbursement and other damages. Although the ultimate outcome on the Company of these proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on the Company's business, financial condition and results of operations.


     In light of the Aetna agreement in principle the Company established a pre-tax accrual of $55,489 at December 31, 2001 to provide for the anticipated settlement of the Aetna lawsuit and estimated legal expenses related to the continued defense of other commercial insurer claims and resolution of these claims, including overdue payments for services rendered by the Company to these insurers' beneficiaries. No assurance can be given that the anticipated Aetna settlement will be consummated or that the costs associated with such a settlement or a litigated resolution of Aetna's claims and the other commercial insurers' claims will not exceed the $55,489 pre-tax accrual.

     On September 28, 2000, Mesquita, et al. v. W.R. Grace & Company, et al. (Sup. Court of Calif., S.F. County, #315465) was filed as a class action by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn against W.R. Grace & Co.-Conn, the Company and other defendants, principally alleging that the Merger which resulted in the original formation of the Company was a fraudulent transfer, violated the uniform fraudulent transfer act, and constituted a conspiracy. An amended complaint (Abner et al. v. W.R. Grace & Company, et al.) and additional class actions were filed subsequently with substantially similar allegations; all cases have been stayed and transferred to the U.S. District Court, have been dismissed without prejudice or are pending before the U.S. Bankruptcy Court in Delaware in connection with Grace's Chapter 11 proceeding. The Company has requested indemnification from W.R. Grace & Co.-Conn and Sealed Air Corporation pursuant to the Merger agreements. If the Merger is determined to have been a fraudulent transfer, if material damages are proved by the plaintiffs, and if the Company is not able to collect, in whole or in part on the indemnity, from W.R. Grace & Co., Sealed Air Corporation, or their affiliates or former affiliates or their insurers, and if the Company is not able to collect against any party that may have received distributions from W.R. Grace & Co., a judgment could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is confident that no fraudulent transfer or conspiracy occurred and intends to defend the cases vigorously.


  OBRA 93



     The Omnibus Budget Reconciliation Act of 1993 affected the payment of benefits under Medicare and employer health plans for dual-eligible ESRD patients. In July 1994, the Centers for Medicare and Medicaid Services (CMS) (formerly known as the Health Care Financing Administration, or HCFA) issued an instruction to Medicare claims processors to the effect that Medicare benefits for the patients affected by that act would be subject to a new 18-month "coordination of benefits" period. This instruction had a positive

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


impact on NMC's dialysis revenues because, during the 18-month coordination of benefits period, patients' employer health plans were responsible for payment, which was generally at rates higher than those provided under Medicare.



     In April 1995, CMS issued a new instruction, reversing its original instruction in a manner that would substantially diminish the positive effect of the original instruction on NMC's dialysis business. CMS further proposed that its new instruction be effective retroactive to August 1993, the effective date of the Omnibus Budget Reconciliation Act of 1993.



     NMC ceased to recognize the incremental revenue realized under the original instruction as of July 1, 1995 and subsequently commenced billing Medicare as primary payor for dual eligible ESRD patients affected by the act.



     On May 5, 1995, NMC filed a complaint in the U.S. District Court for the District of Columbia (National Medical Care, Inc. and Bio-Medical Applications of Colorado, Inc. d/b/a Northern Colorado Kidney Center v. Shalala, C.A. No.95-0860 (WBB)) seeking to preclude CMS from retroactively enforcing its April 24, 1995 interpretation of the Omnibus Budget Reconciliation Act of 1993 provision relating to the coordination of benefits for dual eligible ESRD patients. On May 9, 1995, NMC moved for a preliminary injunction to preclude CMS from enforcing its new policy retroactively, that is, to billing for services provided between August 10, 1993 and April 23, 1995. On June 6, 1995, the court granted NMC's request for a preliminary injunction and in December of 1996, NMC moved for partial summary judgment seeking a declaration from the Court that CMS' retroactive application of the April 1995 rule was legally invalid. CMS cross-moved for summary judgment on the grounds that the April 1995 rule was validly applied prospectively. In January 1998, the court granted NMC's motion for partial summary judgment and entered a declaratory judgment in favor of NMC, holding CMS' retroactive application of the April 1995 rule legally invalid. Based on its finding, the Court also permanently enjoined CMS from enforcing and applying the April 1995 rule retroactively against NMC. The Court took no action on CMS' motion for summary judgment pending completion of the outstanding discovery.



     On October 5, 1998, NMC filed its own motion for summary judgment requesting that the Court declare CMS' prospective application of the April 1995 rule invalid and permanently enjoin CMS from prospectively enforcing and applying the April 1995 rule. In May 2002, the Court affirmed the prospective enforcement of the April 1995 rule. The Court's May 2002 ruling confirms by reference its earlier holding that the April 1995 rule could not be enforced retroactively. The Court's decision will require no change in the Company's billing operations.



     In July, 2000, NMC filed a complaint in the U.S. District Court for the Eastern District of Virginia (National Medical Care, Inc. and Bio-Medical Applications of Virginia, Inc. v. Aetna Life Insurance Co., Inc., Aetna U.S. Healthcare, Inc. and John Does 1-10) seeking recovery against Aetna U.S. Healthcare and health plans administered by Aetna U.S. Healthcare for claims related to primary payor liability for dual eligible ESRD patients under the Omnibus Budget Reconciliation Act of 1993. On January 16, 2001, the Court stayed the action pending resolution of the District of Columbia Court action. The Virginia District Court has not yet acted in response to the Court's ruling in the District of Columbia action. The Company's agreement in principle with Aetna establishes a process for resolving these claims.


 OTHER LITIGATION AND POTENTIAL EXPOSURES

     From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable,

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

     The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the U.S. anti-kickback statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's or the manner in which the Company conducts its business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "whistle blower" actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

     The Company operates a large number facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the False Claims Act, among other laws, and the Company cannot predict whether law enforcement authorities may use such information to initiate further investigations of the business practices disclosed or any of its other business activities.

     Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and the Company expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, the Company cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon the Company and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company's reputation and business.

     The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company's business, financial condition, and results of operations. At December 31, 2001, the Company recorded an accrual to reflect anticipated expenses associated with the continued defense and resolution of these claims. No assurances can be given that the actual costs incurred by the Company in connection with the continued defense and resolution of these claims will not exceed the amount of this accrual.

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

13.  FINANCIAL INSTRUMENTS

MARKET RISK

     The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions with investment grade financial institutions as authorized by the Company's Management Board. The Company does not use financial instruments for trading purposes.

     The Company conducts its financial instrument activity under the control of a single centralized department. The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

 FOREIGN EXCHANGE RISK MANAGEMENT

     The Company conducts business on a global basis in several international currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of the Company's international operations are maintained, affect its results of operations and financial position as reported in its consolidated financial statements. The Company employs, to a limited extent, forward contracts to hedge its currency exposure. The Company's policy, which has been consistently followed, is that forward currency contracts and options be used only for the purpose of hedging foreign currency exposure.

     The Company's exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lending and borrowings, including intercompany borrowings. The Company sells significant amounts of products from its manufacturing facilities in Germany to its other international operations. In general, the German sales are denominated in euro. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted.

     Changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted product purchases are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. After tax gains of $214 ($349 pretax) at March 31, 2002 are deferred in accumulated other comprehensive income and will be reclassified into earnings over the next year.

     Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges for forecasted intercompany financing transactions are reported in accumulated other comprehensive income. After tax losses of $15,780 ($26,705 pretax) at March 31, 2002 were deferred in accumulated other comprehensive income.

     The Company's foreign exchange contracts contain credit risk in that its bank counterparties may be unable to meet the terms of the agreements. The potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties.

 INTEREST RATE RISK MANAGEMENT

     The Company enters into derivatives, particularly interest rate swaps, to protect interest rate exposures arising from long-term and short-term borrowings and accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates. Under interest rate swaps, the Company agrees with other

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.

     The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in U.S. dollars into fixed interest rate payments. After taxes losses of $33,578 ($55,906 pretax) at March 31, 2002, were deferred in accumulated other comprehensive loss.

     The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in yen into fixed interest rate payments. After taxes losses of $335 ($577 pretax) at March 31, 2002, were deferred in accumulated other comprehensive income.

     FMC is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The current credit exposure of derivatives is represented by the fair value of contracts with a positive fair value at the reporting date.

14.  BUSINESS SEGMENT INFORMATION

     The Company has identified three segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing kidney dialysis and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and renal diagnostic services. The Company has aggregated the International and Asia Pacific operating segments as "International". The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

     Management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. Management believes that the most appropriate measure in this regard is earnings before interest and taxes (EBIT). In addition to EBIT, management believes that earnings before interest, taxes, depreciation and amortization (EBITDA) is helpful for investors as a measurement of the segment's and the Company's ability to generate cash and to service its financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in the Company's senior bank credit agreement and indentures relating to the Company's trust preferred securities.

     EBITDA should not be construed as an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. The Company believes its EBIT calculation is the functional equivalent of operating income. Because EBITDA and EBIT are not calculated consistently by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.

     Approximately 42% of the Company's worldwide revenue is derived from sources subject to regulations under U.S. governmental programs.

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     Information pertaining to the Company's business segments for the three-month periods ended March 31, 2002 and 2001 is set forth below:

                                                   NORTH
                                                  AMERICA     INTERNATIONAL   CORPORATE     TOTAL
                                                 ----------   -------------   ---------   ----------
THREE MONTHS ENDED MARCH 31, 2002
  Net revenue external customers...............  $  892,484    $  294,020      $    --    $1,186,504
  Inter-segment revenue........................          --         7,056       (7,056)           --
                                                 ----------    ----------      -------    ----------
  Total net revenue............................     892,484       301,076       (7,056)    1,186,504
                                                 ----------    ----------      -------    ----------
  EBITDA.......................................     161,633        66,871       (3,579)      224,925
  Depreciation and amortization................     (35,317)      (15,554)        (159)      (51,030)
                                                 ----------    ----------      -------    ----------
  EBIT.........................................     126,316        51,317       (3,738)      173,895
                                                 ----------    ----------      -------    ----------
  Segment assets...............................   5,009,502     1,427,334       47,707     6,484,543
  Capital expenditures and acquisitions........      29,656        34,092            8        63,756
THREE MONTHS ENDED MARCH 31, 2001
  Net revenue external customers...............  $  866,691    $  292,799      $    --    $1,159,490
  Inter-segment revenue........................         458         4,846       (5,304)           --
                                                 ----------    ----------      -------    ----------
  Total net revenue............................     867,149       297,645       (5,304)    1,159,490
                                                 ----------    ----------      -------    ----------
  EBITDA.......................................     170,867        68,816       (3,003)      236,680
  Depreciation and amortization................     (61,668)      (17,292)        (405)      (79,365)
                                                 ----------    ----------      -------    ----------
  EBIT.........................................     109,199        51,524       (3,408)      157,315
                                                 ----------    ----------      -------    ----------
  Segment assets...............................   5,012,976     1,343,163       38,770     6,394,909
  Capital expenditures and acquisitions(1).....     147,823        33,629           24       181,476

---------------

(1) North America acquisitions exclude $233,895 of non-cash acquisitions for 2001 and International acquisitions exclude $3,309 of non-cash acquisitions in 2001.

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                2002        2001
                                                              --------    --------
Reconciliation of measures to consolidated totals
  Total EBITDA of reporting segments........................  $228,504    $239,683
  Total depreciation and amortization.......................   (51,030)    (79,365)
  Corporate expenses........................................    (3,579)     (3,003)
  Interest expense..........................................   (55,467)    (55,618)
  Interest income...........................................     2,229       2,829
                                                              --------    --------
  Total income before income taxes and minority interest....  $120,657    $104,526
                                                              ========    ========
  Total EBIT of reporting segments..........................   177,633     160,723
  Corporate expenses........................................    (3,738)     (3,408)
  Interest expense..........................................   (55,467)    (55,618)
  Interest income...........................................     2,229       2,829
                                                              --------    --------
  Total income before income taxes and minority interest....  $120,657    $104,526
                                                              ========    ========
Depreciation and amortization
  Total depreciation and amortization of reporting
     segments...............................................    50,871      78,960
  Corporate depreciation and amortization...................       159         405
                                                              --------    --------
Total depreciation and amortization.........................  $ 51,030    $ 79,365
                                                              ========    ========

15.  SUPPLEMENTARY CASH FLOW INFORMATION

     The following additional information is provided with respect to the condensed consolidated statements of cash flows:

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Supplementary cash flow information:
  Cash paid for interest....................................  $104,873   $ 51,201
                                                              --------   --------
  Cash paid for income taxes................................  $ 36,703   $  5,701
                                                              --------   --------
Supplemental disclosures of cash flow information:
  Details for acquisitions:
  Assets acquired...........................................  $ 11,754   $403,165
  Liabilities assumed.......................................     1,582     48,613
  Notes assumed in connection with acquisition..............        --    137,725
  Preference shares issued in connection with acquisition...        --     99,479
                                                              --------   --------
  Cash paid.................................................    10,172    117,348
  Less cash acquired........................................     1,210         --
                                                              --------   --------
  Net cash paid for acquisitions............................  $  8,962   $117,348
                                                              ========   ========

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

16.  SUPPLEMENTAL CONDENSED COMBINING INFORMATION

     FMC Trust Finance S.a.r.l. Luxembourg and FMC Trust Finance S.a.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of FMC, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC and by Fresenius Medical Care Deutschland GmbH ("D-GmbH"), a wholly-owned subsidiary of FMC, and by FMCH, a substantially wholly-owned subsidiary of FMC (D-GmbH and FMCH being "Guarantor Subsidiaries"). The following combining financial information for the Company is as of March 31, 2002 and December 31, 2001 and for the three months ended March 31, 2002 and 2001, segregated between FMC, D-GmbH, FMCH and each of the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, FMC and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income
(loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received. Separate financial statements and other disclosures concerning D-GmbH are not presented herein because management believes that they are not material to investors. FMCH is currently subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith files consolidated financial statements with the United States Securities and Exchange Commission.

     Additionally dividends from FMCH, a wholly-owned subsidiary, are limited as a result of a restriction on dividends from its subsidiary, National Medical Care, Inc., and its subsidiaries. As a result of this restriction, parent company only financial information is presented under the column FMC AG.

                                                              FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002
                                                ----------------------------------------------------------------------------
                                                           GUARANTOR SUBSIDIARIES
                                                           -----------------------   NON-GUARANTOR   COMBINING     COMBINED
                                                 FMC AG      D-GMBH        FMCH      SUBSIDIARIES    ADJUSTMENT     TOTAL
                                                --------   ----------   ----------   -------------   ----------   ----------
Net revenue...................................  $     --    $154,966     $     --     $1,197,353     $(165,815)   $1,186,504
Cost of revenue...............................        --      94,344           --        877,391      (162,553)      809,182
                                                --------    --------     --------     ----------     ---------    ----------
  Gross profit................................        --      60,622           --        319,962        (3,262)      377,322
                                                --------    --------     --------     ----------     ---------    ----------
Operating expenses:
  Selling, general and administrative.........     2,754      21,509           --        169,855            --       194,118
  Research and development....................        43       6,613           --          2,653            --         9,309
                                                --------    --------     --------     ----------     ---------    ----------
Operating (loss) income.......................    (2,797)     32,500           --        147,454        (3,262)      173,895
                                                --------    --------     --------     ----------     ---------    ----------
Other (income) expense:
  Interest, net...............................     3,234       2,058       16,697         39,672        (8,423)       53,238
  Other, net..................................   (81,925)     18,303      (50,476)            --       114,098            --
                                                --------    --------     --------     ----------     ---------    ----------
Income (loss) before income taxes and minority
  interest....................................    75,894      12,139       33,779        107,782      (108,937)      120,657
  Income tax expense (benefit)................    10,405      11,756       (6,679)        40,809       (11,703)       44,588
                                                --------    --------     --------     ----------     ---------    ----------
Income (loss) before minority interest........    65,489         383       40,458         66,973       (97,234)       76,069
Minority interest.............................        --          --           --             --           860           860
                                                --------    --------     --------     ----------     ---------    ----------
Income before extraordinary item..............    65,489         383       40,458         66,973       (98,094)       75,209
                                                --------    --------     --------     ----------     ---------    ----------
Extraordinary loss on early redemption of
  trust preferred securities, net of tax
  benefit
  of $7,740                                        2,057          --           --          9,720            --        11,777
                                                --------    --------     --------     ----------     ---------    ----------
Net income....................................  $ 63,432    $    383     $ 40,458     $   57,253     $ (98,094)   $   63,432
                                                ========    ========     ========     ==========     =========    ==========

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                              FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2001
                                                ----------------------------------------------------------------------------
                                                           GUARANTOR SUBSIDIARIES
                                                           -----------------------   NON-GUARANTOR   COMBINING     COMBINED
                                                 FMC AG      D-GMBH        FMCH      SUBSIDIARIES    ADJUSTMENT     TOTAL
                                                --------   ----------   ----------   -------------   ----------   ----------
Net revenue...................................  $     --    $137,389     $     --     $1,164,049     $(141,948)   $1,159,490
Cost of revenue...............................        --      83,505           --        828,420      (142,215)      769,710
                                                --------    --------     --------     ----------     ---------    ----------
  Gross profit................................        --      53,884           --        335,629           267       389,780
                                                --------    --------     --------     ----------     ---------    ----------
Operating expenses:
  Selling, general and administrative.........     2,819      21,050           --        201,298          (668)      224,499
  Research and development....................        --       6,455           --          1,511            --         7,966
                                                --------    --------     --------     ----------     ---------    ----------
Operating (loss) income.......................    (2,819)     26,379           --        132,820           935       157,315
                                                --------    --------     --------     ----------     ---------    ----------
Other (income) expense:
  Interest, net...............................       187         744       14,709         41,964        (4,815)       52,789
  Other, net..................................   (68,677)     15,333      (31,975)            --        85,319            --
                                                --------    --------     --------     ----------     ---------    ----------
Income (loss) before income taxes and minority
  interest....................................    65,671      10,302       17,266         90,856       (79,569)      104,526
  Income tax expense (benefit)................    11,164      10,051       (5,884)        35,376        (1,015)       49,692
                                                --------    --------     --------     ----------     ---------    ----------
Income (loss) before minority interest........    54,507         251       23,150         55,480       (78,554)       54,834
Minority interest.............................        --          --           --             --           327           327
                                                --------    --------     --------     ----------     ---------    ----------
Net income....................................  $ 54,507    $    251     $ 23,150     $   55,480     $ (78,881)   $   54,507
                                                ========    ========     ========     ==========     =========    ==========

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                          AT MARCH 31, 2002
                                           -------------------------------------------------------------------------------
                                                        GUARANTOR SUBSIDIARIES
                                                        -----------------------   NON-GUARANTOR    COMBINING     COMBINED
                                             FMC AG      D-GMBH        FMCH       SUBSIDIARIES    ADJUSTMENT      TOTAL
                                           ----------   ---------   -----------   -------------   -----------   ----------
Current assets:
  Cash and cash equivalents..............  $       16   $     13    $       --     $   75,411     $        --   $   75,440
  Trade accounts receivable, less
    allowance for doubtful accounts......          --     78,030            --        750,606              --      828,636
  Accounts receivable from related
    parties..............................     718,161    216,016       205,087        624,830      (1,716,695)      47,399
  Inventories............................          --     77,923            --        321,384         (35,384)     363,923
  Prepaid expenses and other current
    assets...............................      15,785     16,907            --        192,803           1,424      226,919
  Deferred taxes.........................          --         --            --        203,469          16,098      219,567
                                           ----------   --------    ----------     ----------     -----------   ----------
      Total current assets...............     733,962    388,889       205,087      2,168,503      (1,734,557)   1,761,884
Property, plant and equipment, net.......         110     59,787            --        805,219         (22,578)     842,538
Intangible assets, net, excluding
  goodwill...............................         875      5,368            --        555,769              --      562,012
Goodwill, net............................          --        999            --      3,088,500              --    3,089,499
Deferred taxes...........................          --         --            --         36,316          12,273       48,589
Other assets.............................   3,088,107     13,897     2,588,800      1,300,007      (6,810,790)     180,021
                                           ----------   --------    ----------     ----------     -----------   ----------
      Total assets.......................  $3,823,054   $468,940    $2,793,887     $7,954,314     $(8,555,652)  $6,484,543
                                           ==========   ========    ==========     ==========     ===========   ==========
Current liabilities:
  Accounts payable.......................  $       53   $  9,755    $       --     $  195,756     $        --   $  205,564
  Accounts payable to related parties....     198,357    239,070       356,501      1,127,308      (1,828,798)      92,438
  Accrued expenses and other
    current liabilities..................       7,649     47,869            --        316,177           1,386      373,081
  Accrual for special charge for
    Legal Matters........................          --         --            --        219,741              --      219,741
  Short-term borrowings..................          --         --            --        111,070              --      111,070
  Short-term borrowings from related
    parties..............................      14,582         --            --              6              --       14,588
  Current portion of long-term debt and
    capital lease obligations............          --      1,666            --        158,312              --      159,978
  Income tax payable.....................      84,073         --            --         82,384              --      166,457
  Deferred taxes.........................      14,440      3,685            --         12,371         (11,553)      18,943
                                           ----------   --------    ----------     ----------     -----------   ----------
      Total current liabilities..........     319,154    302,045       356,501      2,223,125      (1,838,965)   1,361,860
Long term debt and capital lease
  obligations, less current portion......     609,166      2,718       786,524        549,434        (876,715)   1,071,127
Long term borrowings from related
  parties................................     262,859         --            --            (82)       (262,777)          --
Other liabilities........................          --      3,269            --        116,730           4,836      124,835
Pension liabilities......................         393     27,197            --         34,499              --       62,089
Deferred taxes...........................       2,346      3,200            --        144,239              --      149,785
Company obligated mandatorily redeemable
  preferred securities of subsidiary
  Fresenius Medical Care Capital Trusts
  holding solely Company guaranteed
  debentures of subsidiary...............          --         --            --      1,064,910              --    1,064,910
Minority interest........................          --         --        16,318             --           4,483       20,801
                                           ----------   --------    ----------     ----------     -----------   ----------
      Total liabilities..................   1,193,918    338,429     1,159,343      4,132,855      (2,969,138)   3,855,407
Shareholders' equity:....................   2,629,136    130,511     1,634,544      3,821,459      (5,586,514)   2,629,136
                                           ----------   --------    ----------     ----------     -----------   ----------
  Total liabilities and shareholders'
    equity...............................  $3,823,054   $468,940    $2,793,887     $7,954,314     $(8,555,652)  $6,484,543
                                           ==========   ========    ==========     ==========     ===========   ==========

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                        AT DECEMBER 31, 2001
                                           -------------------------------------------------------------------------------
                                                        GUARANTOR SUBSIDIARIES
                                                        -----------------------   NON-GUARANTOR    COMBINING     COMBINED
                                             FMC AG      D-GMBH        FMCH       SUBSIDIARIES    ADJUSTMENT      TOTAL
                                           ----------   ---------   -----------   -------------   -----------   ----------
Current assets:
  Cash and cash equivalents..............  $       16   $     33    $       --     $   61,523     $        --   $   61,572
  Trade accounts receivable, less
    allowance for doubtful accounts......          --     75,863            --        808,864              --      884,727
  Accounts receivable from related
    parties..............................     363,304    205,155        70,344        574,062      (1,175,773)      37,092
  Inventories............................          --     75,598            --        303,610         (32,819)     346,389
  Prepaid expenses and other current
    assets...............................      11,366     19,355            --        189,990           1,424      222,135
  Deferred taxes.........................          --         --            --        198,698          28,516      227,214
                                           ----------   --------    ----------     ----------     -----------   ----------
      Total current assets...............     374,686    376,004        70,344      2,136,747      (1,178,652)   1,779,129
Property, plant and equipment, net.......         123     59,585            --        801,145         (22,270)     838,583
Intangible assets, including goodwill,
  net....................................         966      6,863            --      3,674,194              --    3,682,023
Deferred taxes...........................          --         --            --         22,823          12,369       35,192
Other assets.............................   3,034,888     12,120     2,704,775      1,358,693      (6,929,393)     181,083
                                           ----------   --------    ----------     ----------     -----------   ----------
      Total assets.......................  $3,410,663   $454,572    $2,775,119     $7,993,602     $(8,117,946)  $6,516,010
                                           ==========   ========    ==========     ==========     ===========   ==========
Current liabilities:
  Accounts payable.......................  $       78   $ 17,180    $       --     $  181,029     $        --   $  198,287
  Accounts payable to related parties....     176,152    218,348       332,754        639,969      (1,286,769)      80,454
  Accrued expenses and other
    current liabilities..................       9,051     46,932            --        352,162             902      409,047
  Accrual for special charge for
    Legal Matters........................          --         --            --        221,812              --      221,812
  Short-term borrowings..................         618         --            --         92,793              --       93,411
  Short-term borrowings from related
    parties..............................          --         --        17,504         15,005         (17,504)      15,005
  Current portion of long-term debt and
    capital lease obligations............          --      1,669            --        163,290              --      164,959
  Income tax payable.....................      76,469         --            --         99,780              --      176,249
  Deferred taxes.........................      13,629      3,276            --         (4,043)          5,137       17,999
                                           ----------   --------    ----------     ----------     -----------   ----------
      Total current liabilities..........     275,997    287,405       350,258      1,761,797      (1,298,234)   1,377,223
Long term debt and capital lease
  obligations, less current portion......     249,184      3,101       827,099        759,202      (1,102,817)     735,769
Long term borrowings from related
  parties................................     265,766         --            --           (226)       (265,540)          --
Other liabilities........................          --      3,342            --        115,447           5,056      123,845
Pension liabilities......................         376     26,541            --         43,665              --       70,582
Deferred taxes...........................       2,596      3,724            --        136,526              --      142,846
Company obligated mandatorily redeemable
  preferred securities of subsidiary
  Fresenius Medical Care Capital Trusts
  holding solely Company-guaranteed
  debentures of subsidiary...............          --         --            --      1,428,768              --    1,428,768
Minority interest........................          --         --        16,318             --           3,915       20,233
                                           ----------   --------    ----------     ----------     -----------   ----------
      Total liabilities..................     793,919    324,113     1,193,675      4,245,179      (2,657,620)   3,899,266
Shareholders' equity:....................   2,616,744    130,459     1,581,444      3,748,423      (5,460,326)   2,616,744
                                           ----------   --------    ----------     ----------     -----------   ----------
  Total liabilities and shareholders'
    equity...............................  $3,410,663   $454,572    $2,775,119     $7,993,602     $(8,117,946)  $6,516,010
                                           ==========   ========    ==========     ==========     ===========   ==========

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002
                                                      ----------------------------------------------------------------------
                                                                      GUARANTOR
                                                                    SUBSIDIARIES
                                                                  -----------------   NON-GUARANTOR   COMBINING    COMBINED
                                                       FMC AG     D-GMBH     FMCH     SUBSIDIARIES    ADJUSTMENT     TOTAL
                                                      ---------   -------   -------   -------------   ----------   ---------
Operating Activities:
  Net income........................................  $  63,432   $  383    $40,458     $  57,253      $(98,094)   $  63,432
  Adjustments to reconcile net income to net cash
    and cash equivalents provided by (used in)
    operating activities:
  Equity affiliate income...........................   (103,877)      --    (50,476)           --       154,353           --
    Depreciation and amortization...................        159    4,424         --        47,961        (1,514)      51,030
    Loss on early redemption of trust preferred
      securities, net of tax........................      2,057       --         --         9,720            --       11,777
    Change in deferred taxes, net...................        729      (45)        --        10,753           125       11,562
    (Gain) loss on sale of fixed assets.............         --     (197)        --           361            --          164
    Compensation expense related to stock options...        354       --         --            --            --          354
  Changes in assets and liabilities, net of amounts
    from businesses acquired or disposed of:
  Trade accounts receivable, net....................         --   (2,948)        --         2,407            --         (541)
  Inventories.......................................         --   (3,103)        --       (21,289)        3,101      (21,291)
  Prepaid expenses and other current and non-current
    assets..........................................     (6,972)     539        373       (14,954)           --      (21,014)
  Accounts receivable from/payable to
    related parties.................................     39,871   10,259     16,454        25,015       (90,103)       1,496
  Accounts payable, accrued expenses and other
    current and non-current liabilities.............      1,348   (5,381)        --       (22,287)          264      (26,056)
Income taxes payable................................      9,676       --     (6,679)       (3,426)           --         (429)
                                                      ---------   -------   -------     ---------      --------    ---------
    Net cash (used in) provided by operating
      activities....................................      6,777    3,931        130        91,514       (31,868)      70,484
                                                      ---------   -------   -------     ---------      --------    ---------
Investing Activities:
  Purchases of property, plant and equipment........         (8)  (4,899)        --       (51,683)        1,796      (54,794)
  Proceeds from sale of property, plant and
    equipment.......................................         --      293         --         4,146            --        4,439
  Disbursement of loans to related parties..........   (376,698)      --         --            --       376,698           --
  Acquisitions and investments, net of
    cash acquired...................................     (7,927)      --         --        (7,485)        6,450       (8,962)
                                                      ---------   -------   -------     ---------      --------    ---------
    Net cash used in investing activities...........   (384,633)  (4,606)        --       (55,022)      384,944      (59,317)
                                                      ---------   -------   -------     ---------      --------    ---------
Financing activities:
  Short-term borrowings, net........................     14,037       --         --         2,203            --       16,240
  Long-term debt and capital lease obligations,
    net.............................................    359,905     (338)        --       348,455      (376,698)     331,324
  Redemption of trust preferred securities..........         --       --         --      (376,200)           --     (376,200)
  Increase of accounts receivable securitization
    program.........................................         --       --         --        28,076            --       28,076
  Proceeds from exercise of stock options...........        318       --         --            --            --          318
  Capital Increase of Non-Guarantor Subsidiaries....         --       --         --         6,450        (6,450)          --
  Dividends paid....................................         --       --         --       (29,212)       29,212           --
  Change in minority interest.......................         --       --       (130)           --           860          730
                                                      ---------   -------   -------     ---------      --------    ---------
    Net cash provided by (used in) financing
      activities....................................    374,260     (338)      (130)      (20,228)     (353,076)         488
                                                      ---------   -------   -------     ---------      --------    ---------
Effect of exchange rate changes on cash and cash
  equivalents.......................................      3,596      992         --        (2,375)           --        2,213
                                                      ---------   -------   -------     ---------      --------    ---------
Cash and Cash Equivalents:
Net increase in cash and cash equivalents...........         --      (20)        --        13,888            --       13,868
Cash and cash equivalents at beginning of period....         16       33         --        61,523            --       61,572
                                                      ---------   -------   -------     ---------      --------    ---------
Cash and cash equivalents at end of period..........  $      16   $   13    $    --     $  75,411      $     --    $  75,440
                                                      =========   =======   =======     =========      ========    =========

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                             FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2001
                                               ----------------------------------------------------------------------------
                                                           GUARANTOR SUBSIDIARIES
                                                           -----------------------   NON-GUARANTOR   COMBINING    COMBINED
                                                FMC AG       D-GMBH        FMCH      SUBSIDIARIES    ADJUSTMENT     TOTAL
                                               ---------   ----------   ----------   -------------   ----------   ---------
Operating Activities:
  Net income.................................  $  54,507    $    251     $ 23,150      $  55,480      $(78,881)   $  54,507
  Adjustments to reconcile net (loss) income
    to net cash and cash equivalents provided
    by (used in) operating activities:
  Equity affiliate income....................    (43,608)         --      (31,975)            --        75,583           --
    Depreciation and amortization............        405       4,563           --         75,551        (1,154)      79,365
    Change in deferred taxes, net............        (34)        238           --        (17,493)        8,737       (8,552)
    Gain on sale of fixed assets.............         --        (238)          --           (410)           --         (648)
    Compensation expense related to stock
      options................................        661          --           --             --            --          661
  Changes in assets and liabilities, net of
    amounts from businesses acquired or
    disposed of:
    Trade accounts receivable, net...........         --       2,407           --        (49,722)           --      (47,315)
    Inventories..............................         --     (10,839)          --         (1,727)       (1,947)     (14,513)
    Prepaid expenses and other current and
      non-current assets.....................     (1,385)     (2,802)         373         (3,069)          289       (6,594)
    Accounts receivable from/payable to
      related parties........................   (218,589)     15,669       14,466        197,456        (5,200)       3,802
    Accounts payable, accrued expenses and
      other current and non-current
      liabilities............................       (695)     (2,615)          --        (18,929)        1,024      (21,215)
    Income taxes payable.....................      6,502          29       (5,884)        36,969            --       37,616
                                               ---------    --------     --------      ---------      --------    ---------
      Net cash provided by operating
        activities...........................   (202,236)      6,663          130        274,106        (1,549)      77,114
                                               ---------    --------     --------      ---------      --------    ---------
Investing Activities:
  Purchases of property, plant and
    equipment................................        (24)     (5,554)          --        (60,077)        1,527      (64,128)
  Proceeds from sale of property, plant and
    equipment................................         24         461           --          2,048            --        2,533
  Acquisitions and investments, net of cash
    acquired.................................    (32,914)         --           --       (114,504)       30,070     (117,348)
                                               ---------    --------     --------      ---------      --------    ---------
      Net cash used in investing
        activities...........................    (32,914)     (5,093)          --       (172,533)       31,597     (178,943)
                                               ---------    --------     --------      ---------      --------    ---------
Financing activities:
  Short-term borrowings, net.................     19,965          --           --          1,539            --       21,504
  Payments on obligation related to
    settlement...............................         --          --           --        (34,734)           --      (34,734)
  Long-term debt and capital lease
    obligations, net.........................    214,529        (339)          --        (84,905)           --      129,285
  Decrease of accounts receivable
    securitization program...................         --          --           --         (5,340)           --       (5,340)
  Proceeds from exercise of options..........        544          --           --             --            --          544
  Capital Increase of Non-Guarantor
    Subsidiaries.............................         --          --           --         30,072       (30,072)          --
  Change in minority interest................         --          --         (130)            --           327          197
                                               ---------    --------     --------      ---------      --------    ---------
      Net cash provided by financing
        activities...........................    235,038        (339)        (130)       (93,368)      (29,745)     111,456
                                               ---------    --------     --------      ---------      --------    ---------
Effect of exchange rate changes on cash and
  cash equivalents...........................        288         (57)          --         (1,437)         (303)      (1,509)
                                               ---------    --------     --------      ---------      --------    ---------
Cash and Cash Equivalents:
Net increase in cash and cash equivalents....        176       1,174           (0)         6,768            --        8,118
Cash and cash equivalents at beginning of
  period.....................................        137         100           --         64,340            --       64,577
                                               ---------    --------     --------      ---------      --------    ---------
Cash and cash equivalents at end of period...  $     313    $  1,274     $     (0)     $  71,108      $     --    $  72,695
                                               =========    ========     ========      =========      ========    =========

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

THE COMPANY

     Fresenius Medical Care AG was created by the conversion of Sterilpharma GmbH, a limited liability company under German law organized in 1975, into a stock corporation under German law (Aktiengesellschaft). A shareholder's meeting on April 17, 1996 adopted the resolutions for this conversion and the commercial register registered the conversion on August 5, 1996.

     On September 30, 1996, we consummated a series of transactions under an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace, which we refer to as "our formation" or the "Merger" elsewhere in this report. Pursuant to that agreement, Fresenius AG contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 35,210,000 Fresenius Medical Care Ordinary shares. Thereafter, we acquired:

     - all of the outstanding common stock of W.R. Grace, whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business, in exchange for 31,360,000 Ordinary shares; and

     - the publicly-held minority interest in Fresenius USA, in exchange for 3,430,000 Ordinary shares.

     Effective October 1, 1996, we contributed all our shares in Fresenius USA to Fresenius Medical Care Holdings, which conducts business under the trade name Fresenius Medical Care North America, and which is the holding company for all of our operations in the U.S. and Canada and manufacturing operations in Mexico.

     You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG in conjunction with our unaudited condensed consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.

CRITICAL ACCOUNTING POLICIES

     We have identified the following selected accounting policies and issues that we believe are critical to understand the financial reporting risks presented in the current economic environment. These matters and judgements, and uncertainties affecting them, are also essential to understanding our reported and future operating results. See also Note 1 to our Consolidated Financial Statement.

  RECOVERABILITY OF GOODWILL AND INTANGIBLE ASSETS


     The growth of our business through acquisitions has created a significant amount of intangible assets, including goodwill, patient relationships, tradenames and other. At March 31, 2002, the carrying amount of net intangible assets amounted to $3,651.5 million representing approximately 56% of our total assets. In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets we review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Any impairment is tested by a comparison of the carrying amount of intangible assets to future net cash flows expected to be generated. If such intangible assets are considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

     A prolonged downturn in the healthcare industry with lower than expected increases in reimbursement rates and/or higher than expected costs for providing our healthcare services could adversely affect our estimates of future net cash flows in any given country or segment. Consequently, it is possible that our future operating results could be materially and adversely affected by impairment charges related to goodwill or other intangibles with indefinite lives.

  LEGAL CONTINGENCIES


     We are party to litigation relating to a number of matters, including the commercial insurer litigation, OBRA 93, indemnification by W.R. Grace & Co. and Sealed Air Corporation and other litigation arising in the ordinary course of our business as described in Note 12 "Commitments and Contingencies" in our Consolidated Financial Statements. The outcome of these matters may have a material effect on our financial position, results of operations or cash flows.


     We regularly analyze current information including, as applicable, our defenses and provide accruals for probable contingent losses including the estimated legal expenses to resolve the matters. We use the resources of our internal legal department as well as external lawyers for the assessment. In making the decision, we consider the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss.

     If an unfavorable outcome is probable but the amount of loss cannot be reasonably estimated by management, appropriate disclosure is provided, but no contingent losses are accrued. The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss may be appropriate.

  ALLOWANCE FOR DOUBTFUL ACCOUNTS

     Trade accounts receivable are a significant asset of ours and the allowance for doubtful accounts is a significant estimate made by management. Trade accounts receivable were $828.6 million and $884.7 million for at March 31, 2002 and December 31, 2001 respectively, net of allowances and after sales of accounts receivable under the accounts receivable facility. The allowance for doubtful accounts was $142.2 million and $138.1 million at March 31, 2002 and December 31, 2001 respectively. The majority of the receivables relates to the dialysis service business in North America.

     Health care revenues are recognized and billed at amounts estimated to be received under reimbursement arrangements with third party payors. Medicare and Medicaid programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Most non-governmental payors, including contracted managed care payors, are billed at the Company's standard rates for services net of contractual allowances to reflect the estimated amounts to be received under reimbursement arrangements with these payors.

     Estimates for the allowances for accounts receivable from the dialysis service business are mainly based on past collection history. Specifically, the allowances for the North American operations are based on an analysis of collection experience, recognizing the differences between payors and aging of accounts receivable. We believe that this analysis provides a reasonable estimate for the allowance for doubtful accounts. From time to time, we review the accounts receivable for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowances in the international segment and the products business are also based on our estimates and consider various factors, including aging, creditor and past collection history.

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

     A significant change in the collection experience, a build up of a backlog in receivables and collection difficulties may adversely affect our estimate of the allowance for doubtful accounts. Consequently, it is possible that our future operating results could be materially and adversely affected by additional bad debt charges.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The tables below present disaggregated information for our Company. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

     This section contains forward-looking statements. We made these forward-looking statements based on our management's expectations and beliefs concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Such statements include the matters referred to in the Introduction of our 2001 Annual Report on Form 20-F.

     Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

     - intense competition;

     - foreign exchange rate fluctuations;

     - varying degrees of acceptance of new product introductions;

     - changes in reimbursement rates;

     - technological developments in our industry;

     - uncertainties in litigation,

     - regulatory developments in the health care sector; and

     - the availability of financing.

     Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

     Developments in any of these areas, which are more fully described in Part I, "Item 3 -- Key Information" and in "Item 5 -- Operating and Financial Review and Prospects" of our 2001 Annual Report on Form 20-F, each of which is incorporated into this section by reference, could cause our results to differ materially from the results that have been or may be projected by or on our behalf.

OVERVIEW

     Each segment for which information is presented below engages primarily in providing kidney dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally the North America segment performs clinical laboratory testing and renal diagnostic services. Our management board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States.

     Our management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. Our management believes the most appropriate measure in this regard is earnings before interest and taxes, or EBIT, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest cost relating to financing as a segment measurement. We also regard income taxes to be outside the segment's control. In addition to EBIT, our management also believes that earnings before interest, taxes, depreciation and amortization, or EBITDA, is helpful for investors as a measurement of the segment's and our Company's ability to generate cash and to service our financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our senior credit agreement and the indentures relating to our outstanding trust preferred securities.

     You should not consider EBITDA to be an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. We believe our EBIT calculation is the functional equivalent of operating income. Because all companies do not calculate EBITDA and EBIT consistently, the presentation in this report may not be comparable to other similarly titled measures of other companies.

     We generated approximately 42% of our worldwide revenue for the first three months of 2002 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.

     We also derive a significant portion of our net revenues from reimbursement by non-government payors. Historically, these payors' reimbursement rates generally have been higher than government program rates in their respective countries. However, non-governmental payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that we receive for our services and products.

     Our business, financial position and results of operations could also be materially adversely affected by whistleblower actions or by an adverse outcome in the pending litigation concerning the implementation of certain provisions of OBRA 93 relating to the coordination of benefits between Medicare and employer health plans in the case of certain dual eligible ESRD patients, by pending litigation with private insurers and by matters arising out of the W.R. Grace & Co. Chapter 11 proceedings. See Part II Item 1 -- "Legal Proceedings."

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

RESULTS OF OPERATIONS

     The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment.

                                                              FOR THE THREE MONTHS
                                                                 ENDED MARCH 31,
                                                           ---------------------------
                                                            2002      2001     2001(a)
                                                           ------    ------    -------
                                                                   (UNAUDITED)
                                                                  (IN MILLIONS)
Total revenue
  North America..........................................  $  893    $  867    $  867
  International..........................................     301       298       298
                                                           ------    ------    ------
       Totals............................................   1,194     1,165     1,165
                                                           ------    ------    ------
Inter-segment revenue
  North America..........................................      --         1         1
  International..........................................       7         5         5
                                                           ------    ------    ------
       Totals............................................       7         6         6
                                                           ------    ------    ------
Total net revenue
  North America..........................................     893       866       866
  International..........................................     294       293       293
                                                           ------    ------    ------
       Totals............................................   1,187     1,159     1,159
                                                           ------    ------    ------
EBITDA
  North America..........................................     162       171       171
  International..........................................      67        68        68
  Corporate..............................................      (4)       (3)       (3)
                                                           ------    ------    ------
       Totals............................................     225       236       236
                                                           ------    ------    ------
Amortization and depreciation
  North America..........................................      35        62        32
  International..........................................      16        17        14
  Corporate..............................................      --        --        --
                                                           ------    ------    ------
       Totals............................................      51        79        46
                                                           ------    ------    ------
EBIT
  North America..........................................     126       109       139
  International..........................................      51        51        55
  Corporate..............................................      (3)       (3)       (3)
                                                           ------    ------    ------
       Totals............................................     174       157       191

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

                                                              FOR THE THREE MONTHS
                                                                 ENDED MARCH 31,
                                                           ---------------------------
                                                            2002      2001     2001(a)
                                                           ------    ------    -------
                                                                   (UNAUDITED)
                                                                  (IN MILLIONS)
Interest income..........................................       2         3         3
Interest expense.........................................     (55)      (56)      (56)
Income tax expense.......................................     (45)      (49)      (56)
Minority interest........................................      (1)       --        --
                                                           ------    ------    ------
Income before extraordinary item.........................      75        55        82
Extraordinary item.......................................     (12)       --        --
                                                           ------    ------    ------
Net income...............................................  $   63    $   55    $   82
                                                           ======    ======    ======

---------------

(a) Financial performance and certain operating results by principal business segment for the three months ended March 31, 2001 as if SFAS No. 142, Goodwill and Other Intangible Assets was adopted on January 1, 2001.

THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THREE MONTHS ENDED MARCH 31, 2001


     Net revenues for the three months ended March 31, 2002 increased by 2% (5% at constant exchange rates) to $1,187 million from $1,159 million for the comparable period in 2001. Income before the extraordinary item for the first quarter was $75 million as compared to $55 million in 2001. With 2001 figures calculated as if SFAS No. 142 was adopted on January 1, 2001 instead of 2002, income before extraordinary item decreased from $82 million to $75 million. The gross profit margin decreased from 34% to 32% in the first quarter 2002 as compared to the first quarter 2001. This was mainly due to a change in dialysis care revenue mix to a higher portion of ancillary services which contribute less to earnings, severance and payroll cost for workforce reductions, an Amgen price increase for EPO, expenses for the switch to single use dialyzers in North America, and higher facility lease and certification expenses. Earnings per Ordinary share for the first three months of 2002 were $0.66 compared to $0.56 in the same period last year or $0.85 adjusted as if SFAS No. 142 had been adopted on January 1, 2001.



     At March 31, 2002 we owned, operated or managed 1,405 clinics compared to 1,390 clinics at the end of 2001. During 2002, we acquired 2 clinics with a total of 174 patients, opened 20 clinics and combined 7 clinics.


     The number of patients treated in clinics that we own, operate or manage increased from approximately 105,830 at December 31, 2001 to 106,400 at March 31, 2002. Approximately 3,882,000 treatments were provided in the first three months of 2002; an increase of 8% from 3,608,000 treatments for the comparable period in 2001.

     THE FOLLOWING DISCUSSIONS PERTAIN TO OUR BUSINESS SEGMENTS AND THE MEASURES WE USE TO MANAGE THESE SEGMENTS:

  NORTH AMERICA

  Revenue

     Net revenue for the North America segment in the first quarter 2002 grew by 3% from $866 million in the same period in 2001 to $893 million. Dialysis care revenue increased by 4% to $784 million, 5% attributable to

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)


base business revenue growth offset by 1% due to clinic sales and closings as well as one less treatment day in the first quarter of 2002. The increase in dialysis care revenue compared to 2001 resulted primarily from a 3% increase in the number of treatments combined with an increase in revenue per treatment of approximately 1% as a result of increased Medicare reimbursement rates which took effect in the second quarter of 2001, improved ancillary services and introduction of perfusion services. For the first three months of 2002, EPO represented approximately 24% of total revenue.


     Medicare reimbursement rates increased 1.2% as of January 1, 2001 due to legislation passed in January 2000. Additional legislation passed during the fourth quarter 2000 provided for an additional 1.2% rate increase. However, this second increase was delayed until April 1, 2001 at which time rates were increased 1.6% to make up for this delay.

     At March 31, 2002, approximately 77,100 patients were being treated in the 1,030 clinics that we own, operate or manage in the North America segment, compared to approximately 76,600 patients treated in 1,030 clinics at the end of 2001. The average revenue per treatment excluding laboratory testing revenue increased from $270 in the first quarter 2001 to $273 in the same period in 2002. Including laboratory testing the average revenue per treatment increased from $279 in the first quarter of 2001 to $283 during the same period in 2002.


     Dialysis products revenue decreased from $113 million to $109 million. Product revenue includes sales of machines to a third party leasing company which are utilized by our dialysis services division to provide services to our customers and peritoneal dialysis ("PD") product revenues for our dialysis services patients. Our North America dialysis products division measures its external sales performance based on its sales to the "net available external market." The net available external market excludes machine sales to third parties for machines utilized by the service division, PD product revenues for our dialysis services patients and sales to other vertically integrated dialysis companies. Net available external market sales increased by 8% in the first quarter 2002 over the comparable period 2001.


  EBITDA


     EBITDA for the North America segment decreased by 5% from $171 million in the first quarter of 2001 to $162 million in the same period 2002. The EBITDA margin decreased 1.6%, from 19.7% in the three months ended March 31, 2001 to 18.1% in the same period 2002. This was mainly due to a change in dialysis care revenue mix to a higher portion of ancillary services which contribute less to earnings, an EPO price increase by Amgen, its sole supplier, expenses for the switch to single use dialyzers in North America, higher bad debt expense and higher facility lease and certification expenses. A one time pension curtailment gain was partially offset by severance and payroll costs for workforce reductions.


  Depreciation and Amortization

     Depreciation and amortization decreased from 7% of revenue in the first quarter of 2001 to 4% in the same period of 2002. This decrease is a result of the implementation of SFAS No. 142 Goodwill and Other Intangibles which disallows amortization of goodwill and certain intangible assets. Adjusting the first quarter of 2001 as if SFAS No. 142 was implemented on January 1, 2001, amortization and depreciation remained at about 4% of revenue for the first quarters of both 2001 and 2002.

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

  EBIT


     EBIT for the North America segment increased by 16%, from $109 million to $126 million due to the elimination of amortization for goodwill and intangible assets with indefinite useful lives under SFAS No. 142 offset by the factors affecting EBITDA. The EBIT margin increased from 12.6% in the first quarter of 2001 to 14.2% in 2002 due to the implementation of SFAS No. 142 offset by the same factors causing the decrease in the EBITDA margin. Comparing the first quarter 2001 figures adjusted as if SFAS No. 142 had been adopted as of January 1, 2001 to the same period in 2002, EBIT decreased 9%, from $139 million to $126 million and the EBIT margin decreased by 1.9%. Comparing the fourth quarter 2001 figures adjusted as if SFAS No. 142 had been adopted as of January 1, 2001 to the first quarter 2002, the EBIT margin increased from 12.9% to 14.2%. Adjusted for the one time pension curtailment gain and for the severance and payroll cost for workforce reductions, the EBIT margin increased from 12.9% to 13.5%.


  INTERNATIONAL

  Revenue


     Net revenue for the International segment increased by less than 1% (12% at constant exchange rates) from $293 million in the three months ended March 31, 2001 to $294 million in the same period 2002. Acquisitions contributed $12 million (5%), approximately $7 million in the European region and $5 million in the Asia Pacific region. Base business declined 3% during the period due to local currency weakness against the U.S. dollar. Adjusted for this, base business grew by 8%. Asia Pacific region revenue increased by 20% to $54 million (29% at constant exchange rates), and Latin America region revenue decreased by 29% to $42 million (an increase of 4% at constant exchange rates). European region revenue increased by 5% from $189 million in the first quarter 2001 to $198 million in the first quarter 2002 (10% increase at constant exchange rates).


     Total dialysis care revenue increased by 1% (23% at constant exchange rates) from $96 million in 2001 to $97 million in 2002. This increase is a result of base business increasing approximately $14 million (15%), combined with an approximate $8 million (8%) increase from acquisitions, offset by an approximate $21 million (22%) decrease from exchange rate fluctuations.


     As of March 31, 2002, approximately 29,300 patients were being treated at 375 clinics that we own, operate or manage in the International segment compared to 29,230 patients treated at 370 clinics at the end of 2001. The average revenue per treatment decreased from $106 to $89 due to the weakness of local currencies against the U.S. dollar. At constant exchange rates, revenue per treatment increased $2 to $108.



     Total dialysis product revenue for the first quarter 2002 remained constant (increasing 6% at constant exchange rates) over the same period last year at $197 million. Base business increased by approximately $10 million (5%) and acquisitions contributed another $2 million (1%). The product revenue increase was offset by approximately $12 million (6%) due to exchange rate fluctuations.


  EBITDA


     EBITDA for the International segment for the three months ended March 31, 2002 decreased 3% (an increase of 6% at constant exchange rates) from $68 million to $67 million. EBITDA margin decreased by 0.8% to 22.7% due to devaluation of the peso in Argentina and growth in regions with lower margins.

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

  Depreciation and Amortization

     Depreciation and amortization decreased slightly from 6% to 5% of revenues for the first quarter 2002 compared to 2001 mainly as a result of the implementation of SFAS No. 142 offset by expansion of production facilities in Europe and Asia Pacific. Adjusting the first quarter of 2001 as if SFAS No. 142 was implemented on January 1, 2001, amortization and depreciation remained at about 5% of revenue for the first quarters of both 2001 and 2002.

  EBIT


     EBIT for the International segment for the first quarter of 2002 remained unchanged (an increase of 8% at constant exchange rates) at $51 million due to the decrease in EBITDA mentioned above offset by the implementation of SFAS No.
142. The EBIT margin decreased slightly by 0.1% to 17.5%, for the reasons described in the decrease of EBITDA described above. Adjusting the first quarter of 2001 as if SFAS No. 142 was implemented on January 1, 2001, EBIT decreased 7% (an increase of 1% at constant exchange rates) with the EBIT margin decreasing 1.3%. This decrease, as with EBITDA, was caused mainly by the financial crisis in Argentina.


  ARGENTINA

     Our business in Argentina contributed about 0.8% of EBIT and 1.4% of net income in the first quarter of 2002. In January 2002, the Argentine government terminated the fixed exchange rate. On January 11, 2002, currency trading activity resumed, and the floating exchange rate ranged from 1.6 to 1.7 pesos to 1 U.S. dollar. As of May 10, 2002, the exchange rate had risen to over 3.1 pesos to 1 U.S. dollar.


     In the first quarter 2002, sales in Argentina declined 55% (a decline of 6% at constant rates) and earnings after tax declined 68% (a decline of 33% at constant rates) compared to the first quarter of 2001. In 2002, we estimate that there will be a slight negative effect on the Company's total revenue and total EBIT due mainly to the devaluation of the peso and restricted admissions of patients. Based on information available at the beginning of 2002, we do not expect impairment issues in the group financial statements relating to its investment in Argentina.


CORPORATE


     We do not allocate "corporate costs" to our segments in calculating segment EBIT and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, legal fees, etc. Total corporate EBIT remained at $(3) million in the first quarter of 2002.


     The following discussions pertain to our total Company costs.

  INTEREST

     Net interest expense for the first quarter 2002 remained nearly unchanged at $53 million compared to the same period in 2001.

  INCOME TAXES

     The effective tax rate for the quarter decreased from 47.5% in the first quarter 2001 to 37.0% in the same period 2002 primarily due to the discontinuation of the mainly non-tax deductible amortization of goodwill.

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES

QUARTER ENDED MARCH 31, 2002 COMPARED TO QUARTER ENDED MARCH 31, 2001

CASH FLOW


  OPERATIONS



     We generated cash from operating activities of $70 million in the three months ended March 31, 2002 and $77 million in the comparable period in 2001, a decrease of 10% over the prior year. Cash from operations was impacted by significantly higher tax payments in North America because tax loss carryforwards, mainly from the 1999 settlement with the U.S. government, were fully utilized.



  Investing



     Cash used in investing activities decreased from $179 million in the first quarter 2001 to $59 million in the same period of 2002 mainly because of lower cash acquisition payments. In the first quarter 2002, we paid approximately $9 million ($2 million for the North American segment and $7 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics. Acquisitions for the comparable period in 2001 were $117 million, $112 million for the North America segment and $5 million for the International segment.



     In addition, capital expenditures for property, plant and equipment net of disposals were $50 million for the three months ended March 31, 2002 compared to $62 million in the first quarter of 2001. In the first quarter of 2002, capital expenditures were $24 million in the North America segment and $26 million for the International segment. In the same period in 2001, capital expenditures in the North America segment were $30 million and $32 million in the International segment. The majority of our capital expenditures were used for equipment for new clinics, improvements to existing clinics and expansion of production facilities. Capital expenditures were approximately 4% of total revenue.



  Financing



     Our financing needs decreased due to lower acquisition spending in the first quarter of 2002 compared to the same period in 2001. As a result, net cash provided by financing decreased to $1 million in the three months ending March 31, 2002 from $111 million in the same period 2001. Cash on hand was $75 million at March 31, 2002 compared to $62 million at December 31, 2001.



     Total long-term debt net of current portion at March 31, 2002 increased to $1,071 million from $736 million at year-end 2001. This increase was mainly due to higher borrowings under our senior credit facility in order to fund the redemption of the 9% Trust Preferred Securities due 2006. Short-term borrowings from related parties remained unchanged at $15 million whereas short term borrowings from third parties increased from $93 million to $111 million over the same period.


LIQUIDITY

     Primary sources of liquidity have historically been cash from operations, cash from short term borrowings as well as from long term debt from third parties as well as related parties and cash from issuance of Preference shares. We expect that our primary source of liquidity for the rest of 2002 will be our operations. Cash from operations is impacted by the profitability of our business and our working capital, mainly receivables. We believe that cash from operations will be sufficient to cover our capital expenditures and higher working capital needs resulting from base business growth and acquisitions in countries where we

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)


experience higher days sales outstanding. The profitability of our business is influenced by reimbursement rates. 74% of our revenues are generated from providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the three months ended March 31, 2002, approximately 42% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes may affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. Furthermore cash from operations depends on the collection of accounts receivable. We may face difficulties in enforcing and collecting accounts receivable under some countries' legal systems. Some customers and governments may have longer payment cycles. This could have a material adverse effect on our capacity to generate cash flow.



     Cash from short term borrowings is available through the revolving portion of our senior credit facility, by selling interests in accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius AG. Long term financing is provided under our senior credit agreement by using the term loan of our Credit Facility and has been provided through our issuance of preference shares, senior notes and trust preferred securities. We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable financing needs.


     Our senior credit agreement and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our senior credit agreement, we are obligated to maintain a minimum consolidated net worth and a minimum consolidated fixed charge ratio (ratio of adjusted EBITDA to fixed charges) and we have to maintain a certain consolidated leverage ratio (ratio of consolidated funded debt to adjusted EBITDA).

     Our senior credit agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends, create liens or make capital expenditures, investments or acquisitions. These covenants may otherwise limit our activities. The breach of any of the covenants could result in a default under the credit agreement or the notes, which could, in turn, create additional defaults under the agreements relating to our other long term indebtedness. In default, the outstanding balance on the senior credit agreement becomes due.


     At March 31, 2002, we had approximately $326 million of borrowing capacity available under the revolving portion of our senior credit facility. As our senior credit facility will expire on September 30, 2003, it is our intention to negotiate a similar agreement based on our expected cash requirements. Failure to enter into a new credit facility would have a material adverse effect on our financial condition.


     After redemption of $360 million aggregate liquidation amount of 9% trust preferred securities on February 14, 2002, the remaining trust preferred securities will come due in 2008 and 2011.

     National Medical Care, Inc. ("NMC"), our subsidiary, has an asset securitization facility (the "accounts receivable facility") whereby receivables of NMC and certain affiliates are sold to NMC Funding Corporation (the "Transferor"), a wholly-owned subsidiary of NMC, and subsequently the Transferor transfers and assigns percentage ownership interests in the receivables to certain bank investors. The amount of the accounts receivable facility was last amended on December 21, 2001, when we increased the accounts receivable facility to $560 million, and extended its maturity to October 24, 2002.

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

     Our capacity to generate cash from the accounts receivable facility depends on the availability of sufficient accounts receivable that meet certain criteria defined in the agreement with the third party funding corporation. A lack of availability of such accounts receivable may have a material impact on our capacity to utilize the facility for our financial needs.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives will continue to be amortized over their respective estimated useful lives. We adopted the provisions of SFAS No. 142 effective January 1, 2002.


     We are currently estimating the impact of SFAS No. 142 with regard to impairment on the Company's financial statements, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle. Management does not believe that transitional impairment losses will be incurred.


     In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. We are required to adopt SFAS No. 143 for financial statements issued for fiscal years beginning after June 15, 2002. We are currently determining the impact of adopting this statement.

     In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 retains the requirement to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measure an impairment loss as the difference between the carrying amount and fair value of the asset. It eliminates the requirement to allocate goodwill to long-lived assets to be tested for impairment, and requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until disposed. SFAS No. 144 requires revision of the depreciable life of an asset to be abandoned. Also, all assets to be disposed of by sale are required to be recorded at the lower of carrying amount or fair value less cost to sell and to cease depreciation. Discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The provisions of this statement became effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS No. 144 has no material impact on our financial results.

     In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS No. 145 also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS No. 145 amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS -- (CONTINUED)

existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective in regard to SFAS No. 4 for fiscal years beginning after May 15, 2002, and in regard to SFAS No. 13 for transactions occurring after May 15, 2002 and in regard to all other provision for financial statements issued after May 15, 2002. We are currently determining the impact of adopting this statement.

                                     PART I
                             FINANCIAL INFORMATION

                                     ITEM 3

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  INFLATION

     The effects of inflation during the periods covered by the condensed consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations. Amgen Inc. is the Company's sole source supplier of EPO. The Company's current purchase contract with Amgen covers the period from January 2002 to December 2003 with constant price guarantees and volume and outcome discounts.

  MANAGEMENT OF CURRENCY AND INTEREST RATE RISKS

     We are primarily exposed to market risk from changes in foreign currency exchange rates and changes in interest rates. In order to manage the risks from these foreign currency exchange rate and interest rate fluctuations, we enter into various hedging transactions with investment grade financial institutions as authorized by the management board. We do not contract for financial instruments for trading or other speculative purposes.

     We conduct our financial instrument activity under the control of a single centralized department. We have established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

  INTEREST RATE RISKS

     At March 31, 2002, we had in place interest rate swap agreements for a notional amount of $1,050 million which we believe to be adequate to cover our interest rate exposure into the immediate future.

  FOREIGN CURRENCY EXPOSURE

     We conduct our business on a global basis in several major international currencies, although our operations are located principally in Germany and the United States. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

     Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, lendings and borrowings, including intercompany borrowings. We sell significant amounts of products from our manufacturing facilities in Germany to our other international operations. In general, our German sales are denominated in euro. This exposes our subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. We employ, to a limited extent, forward contracts and options to hedge our currency exposure. Our policy, which has been consistently

                                     PART I
                             FINANCIAL INFORMATION

                             ITEM 3 -- (CONTINUED)

followed, is that forward currency contracts and options be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.

     During the period ended March 31, 2002, no material changes occurred to the information presented in Item 11 of the Form 20-F or the Company's hedging strategy described above. For additional information, see Item 11, "Quantitative and Qualitative Disclosures About Market Risk," "Notes to Consolidated Financial Statements -- Note 1(g). Summary of Significant Accounting
Policies -- Derivative Financial Instruments," and "Notes to Consolidated Financial Statements -- Note 19. Financial Instruments" in the Company's 2001 Annual Report on Form 20-F.

                                    PART II

                               OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

 COMMERCIAL LITIGATION

     The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the "Merger") dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-merger tax claims and other claims unrelated to NMC, which was Grace's dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC's operations. Proceedings have been brought against W.R. Grace & Co. and the Company by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., principally alleging that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act, and constituted a conspiracy. See the discussion of "Mesquita v. W.R. Grace and Company" below.

     Pre-merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the obligation of the Company. In particular, W.R. Grace & Co. ("Grace") has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the "Service"); that during those years Grace deducted approximately $122.1 million in interest attributable to corporate owned life insurance ("COLI") policy loans; that Grace has paid $21.2 million of tax and interest related to COLI deductions taken in tax years prior to 1993; and that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation. Subject to certain representations made by Grace, the Company and Fresenius AG, Grace and certain of its affiliates agreed to indemnify the Company against this or other pre-Merger or Merger related tax liabilities.


     Subsequent to the Merger, Grace was involved in a multi-step transaction involving Sealed Air Corporation (formerly known as Grace Holding, Inc. and former parent of W.R. Grace & Co. after the Merger.). The Company is engaged in litigation with Sealed Air Corporation ("Sealed Air") to confirm the Company's entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims.


     Subsequent to the Sealed Air transaction, Grace and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. As a result of the Company's continuing observation and analysis of the Service's on-going audit of Grace's pre-Merger tax returns, the Sealed Air litigation and the Grace bankruptcy proceedings, and based on its current assessment of the potential impact of these matters on the Company, the Company recorded a pre-tax accrual of $172 million at December 31, 2001 to reflect the Company's estimated exposure for liabilities and legal expenses related to the Grace bankruptcy. The Company intends to continue to pursue vigorously its rights to indemnification from Grace and its insurers and former and current affiliates, including Sealed Air, for all costs incurred by the Company relating to pre-Merger tax and Merger-related claims.

     Since 1997, the Company, NMC, and certain NMC subsidiaries have been engaged in litigation with Aetna Life Insurance Company and certain of its affiliates ("Aetna") concerning allegations of inappropriate billing practices for nutritional therapy and diagnostic and clinical laboratory tests and misrepresentations. In January 2002, the Company entered into an agreement in principle with Aetna to establish a process for resolving these claims and the Company's counterclaims relating to overdue payments for services rendered by the Company to Aetna's beneficiaries.

     Other insurance companies have filed claims against FMCH, similar to those filed by Aetna, that seek unspecified damages and costs. The Company, FMCH, NMC and its subsidiaries believe that there are

                                    PART II
substantial defenses to the claims asserted, and intend to vigorously defend all lawsuits. The Company has filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments. Other private payors have contacted FMCH and may assert that NMC received excess payments and, similarly, may join the lawsuits or file their own lawsuit seeking reimbursement and other damages. Although the ultimate outcome on the Company of these proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on the Company's business, financial condition and results of operations.

     In light of the Aetna agreement in principle the Company established a pre-tax accrual of $55 million at December 31, 2001 to provide for the anticipated settlement of the Aetna lawsuit and estimated legal expenses related to the continued defense of other commercial insurer claims and resolution of these claims, including overdue payments for services rendered by the Company to these insurers' beneficiaries. No assurance can be given that the anticipated Aetna settlement will be consummated or that the costs associated with such a settlement or a litigated resolution of Aetna's claims and the other commercial insurers' claims will not exceed the $55 million pre-tax accrual.

     On September 28, 2000, Mesquita, et al. v. W.R. Grace & Company, et al. (Sup. Court of Calif., S.F. County, #315465) was filed as a class action by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn against W.R. Grace & Co.-Conn, the Company and other defendants, principally alleging that the Merger which resulted in the original formation of the Company was a fraudulent transfer, violated the uniform fraudulent transfer act, and constituted a conspiracy. An amended complaint (Abner et al. v. W.R. Grace & Company, et al.) and additional class actions were filed subsequently with substantially similar allegations; all cases have been stayed and transferred to the U.S. District Court, have been dismissed without prejudice or are pending before the U.S. Bankruptcy Court in Delaware in connection with Grace's Chapter 11 proceeding. The Company has requested indemnification from W.R. Grace & Co.-Conn and Sealed Air Corporation pursuant to the Merger agreements. If the Merger is determined to have been a fraudulent transfer, if material damages are proved by the plaintiffs, and if the Company is not able to collect, in whole or in part on the indemnity, from W.R. Grace & Co., Sealed Air Corporation, or their affiliates or former affiliates or their insurers, and if the Company is not able to collect against any party that may have received distributions from W.R. Grace & Co., a judgment could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is confident that no fraudulent transfer or conspiracy occurred and intends to defend the cases vigorously.


  OBRA 93



     The Omnibus Budget Reconciliation Act of 1993 affected the payment of benefits under Medicare and employer health plans for dual-eligible ESRD patients. In July 1994, the Centers for Medicare and Medicaid Services (CMS) (formerly known as the Health Care Financing Administration, or HCFA) issued an instruction to Medicare claims processors to the effect that Medicare benefits for the patients affected by that act would be subject to a new 18-month "coordination of benefits" period. This instruction had a positive impact on NMC's dialysis revenues because, during the 18-month coordination of benefits period, patients' employer health plans were responsible for payment, which was generally at rates higher than those provided under Medicare.



     In April 1995, CMS issued a new instruction, reversing its original instruction in a manner that would substantially diminish the positive effect of the original instruction on NMC's dialysis business. CMS further proposed that its new instruction be effective retroactive to August 1993, the effective date of the Omnibus Budget Reconciliation Act of 1993.



     NMC ceased to recognize the incremental revenue realized under the original instruction as of July 1, 1995 and subsequently commenced billing Medicare as primary payor for dual eligible ESRD patients affected by the act.

                                    PART II

     On May 5, 1995, NMC filed a complaint in the U.S. District Court for the District of Columbia (National Medical Care, Inc. and Bio-Medical Applications of Colorado, Inc. d/b/a Northern Colorado Kidney Center v. Shalala, C.A. No.95-0860 (WBB)) seeking to preclude CMS from retroactively enforcing its April 24, 1995 interpretation of the Omnibus Budget Reconciliation Act of 1993 provision relating to the coordination of benefits for dual eligible ESRD patients. On May 9, 1995, NMC moved for a preliminary injunction to preclude CMS from enforcing its new policy retroactively, that is, to billing for services provided between August 10, 1993 and April 23, 1995. On June 6, 1995, the court granted NMC's request for a preliminary injunction and in December of 1996, NMC moved for partial summary judgment seeking a declaration from the Court that CMS' retroactive application of the April 1995 rule was legally invalid. CMS cross-moved for summary judgment on the grounds that the April 1995 rule was validly applied prospectively. In January 1998, the court granted NMC's motion for partial summary judgment and entered a declaratory judgment in favor of NMC, holding CMS' retroactive application of the April 1995 rule legally invalid. Based on its finding, the Court also permanently enjoined CMS from enforcing and applying the April 1995 rule retroactively against NMC. The Court took no action on CMS' motion for summary judgment pending completion of the outstanding discovery.



     On October 5, 1998, NMC filed its own motion for summary judgment requesting that the Court declare CMS' prospective application of the April 1995 rule invalid and permanently enjoin CMS from prospectively enforcing and applying the April 1995 rule. In May 2002, the Court affirmed the prospective enforcement of the April 1995 rule. The Court's May 2002 ruling confirms by reference its earlier holding that the April 1995 rule could not be enforced retroactively. The Court's decision will require no change in the Company's billing operations.



     In July, 2000, NMC filed a complaint in the U.S. District Court for the Eastern District of Virginia (National Medical Care, Inc. and Bio-Medical Applications of Virginia, Inc. v. Aetna Life Insurance Co., Inc., Aetna U.S. Healthcare, Inc. and John Does 1-10) seeking recovery against Aetna U.S. Healthcare and health plans administered by Aetna U.S. Healthcare for claims related to primary payor liability for dual eligible ESRD patients under the Omnibus Budget Reconciliation Act of 1993. On January 16, 2001, the Court stayed the action pending resolution of the District of Columbia Court action. The Virginia District Court has not yet acted in response to the Court's ruling in the District of Columbia action. Our agreement in principle with Aetna establishes a process for resolving these claims.



  OTHER LITIGATION AND POTENTIAL EXPOSURES


     From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

     The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the U.S. anti-kickback statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's or the manner in which the Company conduct its business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "whistle blower" actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and

                                    PART II
private parties, and continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

     The Company operates a large number facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the False Claims Act, among other laws, and the Company cannot predict whether law enforcement authorities may use such information to initiate further investigations of the business practices disclosed or any of its other business activities.

     Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and the Company expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, the Company cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon the Company and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company's reputation and business.

     The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company's business, financial condition, and results of operations. At December 31, 2001, the Company recorded a pre-tax accrual to reflect anticipated expenses associated with the continued defense and resolution of these claims. No assurances can be given that the actual costs incurred by the Company in connection with the continued defense and resolution of these claims will not exceed the amount of this accrual.

ITEM 5.  OTHER INFORMATION

     On May 15, 2002 the Company announced that the 8,974,359 preference shares that the Company issued in the Franconia transaction in March 2000 had been listed on the official market of the Frankfurt Stock Exchange. The listing was obtained in the ordinary course in fulfillment of the Company's obligation to list the shares undertaken when the shares were issued. A copy of the Company's announcement has been filed as an exhibit to this report.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K/6-K

  (A) EXHIBITS

         EXHIBIT NO.  ITEM
         -----------  ----
            10.1      Product Purchase Agreement, effective January 1, 2002
                      between Amgen, Inc. and National Medical Care, Inc.
                      (incorporated by reference to Exhibit No. 10.3 of the Form
                      10-Q of Fresenius Medical Care Holdings, Inc. for the three months ended March 31, 2002 filed May 15, 2002).
            99.1      Investor News Release issued May 15, 2002.

                                    PART II

  (B) REPORTS ON FORM 8-K/6-K

     During the three-month period ended March 31, 2002, the Company filed three reports on Form 6-K. The first, filed on February 13, 2002, announced a special charge for legal matters taken in the fourth quarter of 2001; the second, filed March 5, 2002, announced the Company's results of operations for the three months and year ended December 31, 2001; the third, filed March 27, 2001, announced the results of the special dividend calculation with respect to the Class D Preferred Stock of FMCH and that no special dividend would be payable on that stock.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


DATE:  May 23, 2002


                                          FRESENIUS MEDICAL CARE
                                          AKTIENGESELLSCHAFT

                                          By: /s/ DR. BEN LIPPS
                                            ------------------------------------
                                            Name: Dr. Ben Lipps
                                            Title:  Chairman of the Management
                                              Board

                                          By: /s/ DR. ULF M. SCHNEIDER
                                            ------------------------------------
                                            Name: Dr. Ulf M. Schneider
                                            Title:  Chief Financial Officer